Exhibit 6.2

CONFIDENTIAL TREATMENT REQUESTED: THE PORTIONS OF THIS AGREEMENT MARKED BY “XXXXX” HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND HAVE BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION

AMENDMENT NO. 1

To

COPPER/RELATED FEOL
TECHNOLOGY LICENSE AGREEMENT

Among

INTERNATIONAL BUSINESS MACHINES CORP.,

And

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.

CHARTERED/IBM CONFIDENTIAL	AMENDMENT No. 1 To License Reference No. L024359

This Amendment No. 1 (“Amendment”) is made and entered into among International Business Machines Corporation (“IBM”) and Chartered Semiconductor Manufacturing Ltd. (“CHARTERED”) and amends the Copper/Related FEOL Technology License Agreement dated as of November 26, 2002 among IBM and CHARTERED (the “License Agreement”).

In addition to the Copper/Related FEOL Technology, IBM wishes to disclose and license the CMOS 8SF-M Technology to CHARTERED and the License Agreement is hereby amended as follows:

1.	In Section 1, Definitions:

a. Add the following new definitions:

— “CMOS 8SF-M Technology” means the MPU version of a 200mm or 300mm 130nm Bulk CMOS Integrated Circuit technology as utilized for the fabrication of 300mm wafers at IBM’s facility in East Fishkill, New York, and as further described in Exhibit C and in the CMOS 8SF-M Technology Documents and information disclosed to CHARTERED in the workshops set forth in Section 2.—

     — XXXXX means XXXXX.—

     — “XXXXX Letter Agreement” means the letter agreement entered into by and between XXXXX and XXXXX effective as of January 1, 2005.—

— “XXXXX Product” means an Integrated Circuit and/or Semiconductor Product containing such Integrated Circuit wherein all of the following conditions are met: (i) the design, or masks and/or mask build data, for such Integrated Circuit product are provided to CHARTERED from XXXXX; (ii) CHARTERED played no substantial role in any phase of the design of such Integrated Circuit; and (iii) CHARTERED is contractually bound to manufacture such product solely for, and to sell such product solely to, XXXXX or its distributor or other recipient solely for the benefit of XXXXX. —

— “CMOS 8SF-M Technology Documents” shall mean documents to be delivered by IBM to CHARTERED that provide information on CMOS 8SF-M Technology, as listed in Exhibit D, as such documents exist in IBM at the time the workshops set forth in Section 2 are held. —

CHARTERED/IBM CONFIDENTIAL	AMENDMENT No. 1 To License Reference No. L024359

— “CMOS 8SF-M Derivative Processes” means process technology for semiconductor devices which process technologies use, modify or otherwise derive from the CMOS 8SF-M Technology or any element or portion thereof.—

b.	In the definition “Copper/Related FEOL Technology Documents” the term “Section 2.2” is deleted and replaced with the term “Section 2.3”.

2.	In Section 2, Technology Transfer Procedure:

a. In Section 2.1 the term “Section 2.2” is deleted and replaced with the term “Section 2.3”.

b. The following is added as a new Section 2.2:

— “The Parties agree that IBM shall provide XXXXX workshop for CHARTERED at which it will provide CHARTERED with tutorials on the CMOS 8SF-M Technology and the CMOS 8SF-M Technology Documents. The workshop shall be a XXXXX workshop, held at IBM’s facility in East Fishkill, New York, USA, for a number of CHARTERED Representatives to be mutually agreed to by the Parties, such workshop to be held on or about XXXXX; provided that in all cases such workshop shall be completed by XXXXX. The scope, purpose, and other specifics of the workshop shall be as listed in Exhibit E. The Parties agree that IBM shall provide an additional XXXXX workshop on the above subject matter if CHARTERED so requests for up to XXXXX and for a number of CHARTERED Representatives to be mutually agreed to by the Parties at a date to be mutually agreed in XXXXX, provided that in all cases such workshop shall be completed by XXXXX.”

b. Original Section 2.2 is renumbered as new Section 2.3. In the renumbered Section 2.3, replace all occurrences of the term “Copper/Related FEOL Technology” with the term “Copper/Related FEOL Technology and CMOS 8SF-M Technology”. Replace all occurrences of the term “Copper/Related FEOL Documents” with the term “Copper/Related FEOL Documents and CMOS 8SF-M Technology Documents”.

3.	In Section 3, License Grant:

a. The following is added as a new Section 3.3:

— “IBM hereby grants to CHARTERED, under its trade secrets, know-how, copyrights, and mask work rights, a XXXXX license to use CMOS 8SF-M Technology solely for the purpose of manufacturing and selling to XXXXX or XXXXX’s distributor or other recipient solely for the benefit of XXXXX: (i) up to XXXXX of XXXXX’s demand in excess of XXXXX wafer starts per day for XXXXX Product to be started in XXXXX; (ii) up to XXXXX of XXXXX’s demand for XXXXX Product to be started beginning in the

CHARTERED/IBM CONFIDENTIAL	AMENDMENT No. 1 To License Reference No. L024359

XXXXX and delivered by the XXXXX; (iii) in addition to the demand specified in clauses (i) and (ii) above, any portion of XXXXX’s demand for XXXXX Product in CMOS 8SF-M Technology to be started and delivered in XXXXX that XXXXX declines to manufacture for XXXXX under the XXXXX Letter Agreement; and (iv) any demand for XXXXX Product from XXXXX to be started after calendar year XXXXX, pursuant to the terms of this Amendment and conditioned on the payment by XXXXX to XXXXX of required royalties under the XXXXX Letter Agreement. In the case of copyrightable materials, such license includes the right to reproduce, create derivative works of, distribute, use, execute, and display and perform (publicly and otherwise) such copyrightable materials to the extent consistent with the first sentence of this Section 3.3 and the provisions of Section 4. In the case of mask work rights, such license includes the right to use any process-related mask design information provided by IBM to CHARTERED and create derivative works thereof, to the extent consistent with the first sentence of this Section 3.3 and the provisions of Section 4. CHARTERED shall have the right to sublicense its rights and shall have the right to have Third Parties exercise the licenses granted herein on behalf of CHARTERED under this Section 3.3, but such sublicensing is permitted only to the extent such sublicensing is consistent with the first sentence of this Section 3.3 and the provisions of Section 4. For the avoidance of doubt, CHARTERED has no right to create CMOS 8SF-M Derivative Processes. Further, CHARTERED will be responsible on its own for obtaining licenses for any electronic design automation (EDA) tools that may be necessary to use the CMOS 8SF-M Technology, as well as any other Third Party EDA tools as it may choose to utilize with or in conjunction with the CMOS 8SF-M Technology. No license is granted hereunder as to any IBM or Third Party EDA tools or other software.”

b. Original Section 3.3 is renumbered as new Section 3.4. In the renumbered Section 3.4, replace all occurrences of the term “Copper/Related FEOL Technology” with the term “Copper/Related FEOL Technology and CMOS 8SF-M Technology”. The term “Section 3.3” is deleted and replaced with the term “Section 3.4”.

c. Original Section 3.4 is renumbered as new Section 3.5. Add the following sentence at the end of the renumbered Section 3.5: “Chartered acknowledges it will be responsible to pay any fees/royalties accruing as a result of the use of any libraries of XXXXX in the manufacture of XXXXX Product by Chartered.”

4.	In Section 4, Confidential Information:

a. Section 4.1 is deleted and replaced with the following:

— “CHARTERED shall not disclose any CHARTERED confidential information to IBM pursuant to this License Agreement. The Copper/Related FEOL Technology and CMOS 8SF-M Technology information, and Copper/Related FEOL Technology Documents and CMOS 8SF-M Technology Documents, including all information provided to CHARTERED pursuant to workshops set forth in Sections 2.2 and 2.3 above, whether in tangible or intangible form, is the confidential information of IBM and all information

CHARTERED/IBM CONFIDENTIAL	AMENDMENT No. 1 To License Reference No. L024359

disclosed by IBM shall be treated pursuant to this Section 4, whether a disclosure of such information is made orally, visually, or in writing.”

b.	In Sections 4.4, 4.5, 4.5.4, 4.5.5, 4.6, 4.6.3, 4.7, 4.7.1 and 4.7.3, replace all occurrences of the term “Copper/Related FEOL Technology” with the term – Copper/Related FEOL Technology and/or CMOS 8SF-M Technology.

c.	In Section 4.5.6.2 the term “Section 3.3” is deleted and replaced with the term “Section 3.4”.

5.	In Section 6, Warranty Disclaimer:

a. Add new second paragraph to Section 6:

IBM hereby represents that, as of the Amendment Date, to the present knowledge of the Microelectronics Division Counsel, IP Law, there are no pending written notice of infringement of any copyright, mask work, or trade secret that have been received from a Third Party that are applicable to the CMOS 8SF-M Technology as it exists as of the Amendment Date.

b. In the new third paragraph (formerly second paragraph), replace the term “Copper/Related FEOL Technology” with the term “Copper/Related FEOL Technology and CMOS 8SF-M Technology”.

6. In Section 7, Term and Termination:

a. In Section 7.4 replace the term “Copper/Related FEOL Technology” with the term “Copper/Related FEOL Technology and CMOS 8SF-M Technology”.

b. In Section 7.5 delete the term “3.3” and replace it with the term “3.4”.

c. Add the following as new Section 7.6:

—“IBM shall have the right to terminate the license granted in Section 3.3 by giving thirty (30) days prior written notice of termination to CHARTERED in the event XXXXX, whereupon IBM’s right of termination shall cease. For the avoidance of doubt, it is hereby agreed that no breach of any of the clauses in XXXXX Letter Agreement shall cause a breach or be deemed as a breach by Chartered of the License Agreement.”

CHARTERED/IBM CONFIDENTIAL	AMENDMENT No. 1 To License Reference No. L024359

d. The original Section 7.6 is renumbered Section 7.7.

7. This Amendment No. 1 shall be effective as of the date it is signed by the last party (“Amendment Date”) to sign and shall remain in effect unless otherwise terminated pursuant to Section 7.

Except as expressly amended herein, all other terms and conditions of the Agreement shall remain unchanged and in full force and effect.

Chartered Semiconductor Manufacturing Limited	International Business Machines Corporation

By: /s/ Chia Song Hwee	By: /s/ Michael C. Denick
Name: Chia Song Hwee	Name: Michael C. Denick
Title: President and CEO	Title: Vice President Alliances and Licensing, Systems and Technology Group

Date: January 14, 2005	Date: January 19, 2005

CHARTERED/IBM CONFIDENTIAL	AMENDMENT No. 1 To License Reference No. L024359

EXHIBIT C

Technology Definition

XXXXX

CHARTERED/IBM CONFIDENTIAL	AMENDMENT No. 1 To License Reference No. L024359

EXHIBIT D

Deliverable Documentation for CMOS 8SF-M

XXXXX

CHARTERED/IBM CONFIDENTIAL	AMENDMENT No. 1 To License Reference No. L024359

EXHIBIT E

Workshop presentation and presentation materials

XXXXX

CHARTERED/IBM CONFIDENTIAL	AMENDMENT No. 1 To License Reference No. L024359